Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Claude Resources Announces Fourth Quarter 2007 Results

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, March 17 /CNW/ - Claude Resources Inc. today announced a fourth quarter 2007 net loss of $1.8 million or $0.02 per share. Positive cash flow from operations before net changes in non-cash working capital in Q4 2007 was $1.6 million or $0.02 per share. The full year 2007 net loss of
$7.0 million, or $0.08 per share, was accompanied by positive cash flow from operations before net changes in non-cash working capital for the year of
$1.8 million or $0.02 per share.

     <<
     Financial Highlights:
                                   Three Months Ended             Years Ended
                                          December 31             December 31
                                     2007        2006        2007        2006

     Revenue ($ millions)            13.4         9.5        39.0        41.4
     Net earnings (loss)
      ($ millions)                   (1.8)       (0.4)       (7.0)        6.4
     Earnings (loss) per share ($)  (0.02)      (0.01)      (0.08)       0.09
     Cash from operations
      ($ millions)(x)                 1.6         0.5         1.8         9.2
     Cash from operations per
      share ($)(x)                   0.02        0.01        0.02        0.13
     Average realized gold price
      (CDN $/oz.)(1)                  776         707         744         685
     Total cash operating costs
      (CDN $/oz.)(2)                  610         533         629         449
     Working capital ($ millions)    10.3         8.0        10.3         8.0

     (x) Before net change in
      non-cash working capital

     (1) Average realized gold price
      (US $/oz.)                      790         620         692         604
     (2) Total cash operating costs
      (US $/oz.)                      621         468         586         396
     >>

     Operations:

     The market price of gold began its significant rise during Q4 2007 during which time Claude Resources' gold production was 12,166 ounces compared to
10,300 ounces during Q4 2006. Total gold production for 2007 was 44,323 ounces, of which 61% of production occurred in Quarters 3 and 4. Overall 2007 production represents a 4% decline from 2006.
     During the fourth quarter ended December 31, 2007, Claude Resources Inc.
mined 47,121 tonnes and milled 65,518 tonnes. Grade processed was 6.08 grams
(0.20 oz.) per tonne in the fourth quarter. In 2007 Claude mined a total of
183,003 tonnes and milled 227,661 tonnes. Grade processed for the year was
6.50 grams (0.21 oz.) per tonne.
     At December 31, 2007 reserves at the Seabee mine were 934,098 tonnes at
6.69 grams (0.22 oz.) per tonne or 201,039 ounces of gold. Compared to
December 31, 2006 estimates, this represents a 35%, 2% and 37% increase in tonnage, grade and ounces, respectively.

     Exploration:

     An extensive surface drilling program continued at Claude Resources'
Madsen Property with 32,800 meters being drilled in 2007. Dewatering of the shaft continued throughout the year, which when completed, will enable the underground drilling program to commence.

     <<
     Outlook:
     For 2008, the Company will focus on the following:
         -  Advance the Madsen exploration property with a continuation of the shaft dewatering and surface drilling program;
         -  Continue Seabee mine exploration and development to increase or sustain reserves and resources;
         -  Invest substantially in capital projects and equipment to increase production, productivity, efficiency and effectiveness of the
            Seabee mine operations.
     >>

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991,
Claude has produced approximately 800,000 ounces of gold from its Seabee mine.
The Company also owns 100% of the 10,000 acre Madsen property in the prolific
Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

     Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
     The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.
     The Company's independent auditor has not performed a review of these financial statements, in accordance with standards established by the Canadian
Institute of Chartered Accountants. These unaudited financial statements include all adjustments, consisting of normal and recurring items that
Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

     <<
        (signed)                                  (signed)
     Neil McMillan                           Rick Johnson, CA
     Chief Executive Officer                 Chief Financial Officer

     Date: March 17, 2008

     Consolidated Balance Sheets
     (Canadian Dollars in Thousands - Unaudited)
                                                   December 31    December 31
                                                          2007           2006
     -------------------------------------------------------------------------

     Assets
       Current assets:
         Cash                                     $      2,628   $      5,331
         Receivables                                     6,698          1,824
         Inventories and stockpiled ore                  7,140          6,288
         Shrinkage stope platform costs (Note 2)         9,673          9,987
         Prepaids                                          594            425
     -------------------------------------------------------------------------
                                                        26,733         23,855

       Mineral properties                               76,904         52,984
       Oil and natural gas properties                    9,099          9,198
       Stockpiled ore and shrinkage stope
        platform costs                                   1,563              -
       Investments (Note 3)                              1,140          1,428
       Restricted promissory notes (Note 4)             81,606         55,982
       Deposits for reclamation costs                    2,389          2,270
     -------------------------------------------------------------------------

                                                   $   199,434     $  145,717
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity
       Current liabilities:
         Payables and accrued liabilities          $     8,536     $    6,910
         Demand loans (Note 5)                           6,015          8,000
         Other current liabilities                       1,887            911
     -------------------------------------------------------------------------
                                                        16,438         15,821

       Obligations under capital lease                   1,612            502
       Royalty obligations (Note 4)                     82,779         56,496

       Deferred revenue                                  7,291          4,834
       Asset retirement obligations                      3,207          2,486

       Shareholders' equity:
         Share capital (Note 6)                         85,591         56,036
         Contributed surplus                             1,308          1,062
         Retained earnings                               1,513          8,480
         Accumulated other comprehensive deficit          (305)             -
     -------------------------------------------------------------------------
                                                        88,107         65,578
     -------------------------------------------------------------------------

       Subsequent event (Note 11)
                                                    $  199,434     $  145,717
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these unaudited consolidated financial statements

     Consolidated Statements of Earnings (Loss)
     (Canadian Dollars in Thousands, except per share amounts - Unaudited)

                                   Three Months Ended          Years Ended
                                       December 31             December 31
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------

     Revenues: (Note 9)
       Gold                     $  11,015   $   7,538   $  29,922   $  32,495
       Oil and natural gas
        (net of royalties)            905         753       3,026       3,184
     -------------------------------------------------------------------------
                                   11,920       8,291      32,948      35,679

     Expenses:
       Gold                         8,661       5,688      25,311      21,296
       Oil and natural gas            697         715       2,384       2,330
       Depreciation, depletion
        and accretion:
         Gold                       2,336       2,295       8,308       9,968
         Oil and natural gas          272         260         968         729
     -------------------------------------------------------------------------
                                   11,966       8,958      36,971      34,323
     -------------------------------------------------------------------------

                                      (46)       (667)     (4,023)      1,356

     Other income (expense):
       General and administrative    (934)       (768)     (3,575)     (2,651)
       Interest and other             (75)       (603)        113        (229)
       Stock compensation expense    (128)       (238)       (592)       (523)
       Gain (loss) on sale of
        assets                        (12)      2,028         (12)      5,925
       Write-down of mineral
        properties                   (583)       (155)       (583)       (155)
     -------------------------------------------------------------------------
                                   (1,732)        264      (4,649)      2,367
     -------------------------------------------------------------------------

     Earnings (loss) before
      income taxes                 (1,778)       (403)     (8,672)      3,723

       Income tax recovery
        (Note 7)                        -           -       1,705       2,699
     -------------------------------------------------------------------------

     Net earnings (loss)        $  (1,778)  $    (403)  $  (6,967)  $   6,422
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Net earnings (loss) per
      share
       Basic and diluted        $   (0.02)  $   (0.01)  $   (0.08)  $    0.09

     Weighted average number
      of shares outstanding
      (000's)
       Basic                       94,818      74,566      88,296      73,184
     -------------------------------------------------------------------------
       Diluted                     94,818      74,566      88,296      74,113

     The accompanying notes form an integral part of these unaudited consolidated financial statements

     Consolidated Statements of Shareholders'  Equity
     (Canadian Dollars in Thousands - Unaudited)

                                                               Years Ended
                                                               December 31
                                                             2007        2006
     -------------------------------------------------------------------------

     Share Capital
       Balance, beginning of year                       $  56,036  $   53,109
       Common shares issued                                28,075       5,144
       Warrants exercised                                   2,798         167
       Flow-through renunciation                           (1,705)     (2,699)
       Stock Option Plan                                      294         251
       Other                                                   93          64
     -------------------------------------------------------------------------
       Balance, end of year                             $  85,591  $   56,036
     -------------------------------------------------------------------------

     Contributed Surplus
       Balance, beginning of year                       $   1,062  $      622
       Stock-based compensation                               592         523
       Options exercised                                     (278)        (98)
       Other                                                  (68)         15
     -------------------------------------------------------------------------
       Balance, end of year                             $   1,308  $    1,062
     -------------------------------------------------------------------------

     Retained Earnings
       Balance, beginning of year                       $   8,480  $    2,058
       Net earnings (loss)                                 (6,967)      6,422
     -------------------------------------------------------------------------
       Balance, end of year                             $   1,513  $    8,480

     Accumulated other comprehensive loss
       Balance, beginning of year                       $       -  $        -
       Transition adjustment (Note 3)                         463           -

       Net realized loss on disposition of
        marketable securities                                 (17)
       Net change in losses on marketable
        securities (Note 3)                                  (751)          -
     -------------------------------------------------------------------------
       Balance, end of year                             $    (305) $        -
     -------------------------------------------------------------------------

       Total retained earnings and accumulated
        other comprehensive loss                        $   1,208  $    8,480
     -------------------------------------------------------------------------

     Shareholders' equity, end of year                  $  88,107  $   65,578
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these unaudited consolidated financial statements

     Consolidated Statements of Comprehensive Income (Loss)
     (Canadian Dollars in Thousands - Unaudited)

                                   Three Months Ended          Years Ended
                                       December 31             December 31
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------

     Net earnings (loss)        $  (1,778)   $   (403)  $  (6,967) $    6,422

     Other comprehensive loss
       Unrealized loss on
        marketable securities
        (Note 3)                      (52)          -        (751)          -
     -------------------------------------------------------------------------

     Total comprehensive income
      (loss)                    $  (1,830)   $   (403)  $  (7,718) $    6,422
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these unaudited consolidated financial statements

     Consolidated Statements of Cash Flows
     (Canadian Dollars in Thousands - Unaudited)

                                    Three Months Ended          Years Ended
                                        December 31             December 31
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------

     Operations:
       Net earnings (loss)      $  (1,778)  $    (403)  $  (6,967)  $   6,422
       Non-cash items:
         Depreciation, depletion
          and accretion             2,608       2,555       9,276      10,697
         Stock-based compensation     128         238         592         523
         Write down of mineral
          properties                  583         155         583         155
         Loss (gain) on sale
          of assets                    12      (2,028)         12      (5,925)
         Income tax recovery            -           -      (1,705)     (2,699)

       Net changes in non-cash
        working capital:
         Receivables               (1,196)      1,906      (4,874)      2,535
         Inventories and
          stockpiled ore            1,773       2,883      (1,216)       (335)
         Shrinkage stope platform
          costs                        (1)       (152)       (885)     (1,046)
         Prepaids                    (193)        (25)       (169)        (28)
         Payables and accrued
          liabilities                (704)       (611)      1,626         530
     -------------------------------------------------------------------------
       Cash from (used in)
        operations                  1,232       4,518      (3,727)     10,829
     -------------------------------------------------------------------------

     Investing:
       Mineral properties          (8,204)     (6,095)    (32,133)    (20,507)
       Oil and natural gas
        properties                   (302)        121        (824)     (2,204)
       Investments                    (30)        747         (30)      5,046
       Restricted promissory
        notes                     (25,624)    (35,000)    (25,624)    (35,000)
       Reclamation deposits            (8)        (10)       (119)       (173)
     -------------------------------------------------------------------------
       Cash used in investing     (34,168)    (40,237)    (58,730)    (52,838)
     -------------------------------------------------------------------------

     Financing:
       Issue of common shares,
        net of issue costs          6,514       5,240      30,914       5,547
       Production royalties        26,283      35,384      26,283      35,384
       Deferred revenue             3,300       3,907       2,804       3,212
       Bank indebtedness           (1,309)     (3,495)          -      (2,543)
       Demand loans:
         Proceeds                       -           -           -       5,000
         Repayment                   (501)       (487)     (1,985)     (1,261)
       Obligations under
        capital lease:
         Proceeds                   1,645         365       2,514         841
         Repayment                   (368)       (112)       (776)       (288)
     -------------------------------------------------------------------------
       Cash provided from
        financial activities       35,564      40,802      59,754      45,892
     -------------------------------------------------------------------------

     Increase (decrease) in cash    2,628       5,083      (2,703)      3,883
     Cash, beginning of period          -         248       5,331       1,448
     -------------------------------------------------------------------------
     Cash, end of period        $   2,628   $   5,331   $   2,628   $   5,331
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these unaudited consolidated financial statements
     >>

     Notes to Consolidated Financial Statements
     (Canadian Dollars in Thousands, except as otherwise noted)
     (Unaudited)

     Note 1 - Significant Accounting Policies

     These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The preparation of financial data within these statements is based on, with the exception of financial instruments, accounting policies and practices consistent with those used in the preparation of the most recent audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended
December 31, 2006, as they do not contain all disclosures required by Canadian
GAAP for annual financial statements.
     In the opinion of Management, all adjustments (including
reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at
December 31, 2007, and for comparative periods presented, have been made.

     Financial Instruments, Hedges, Comprehensive Income, Equity

     Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants
("CICA") relating to financial instruments:

     (a) Section 3855, "Financial Instruments - Recognition and Measurement"
     (b) Section 3865, "Hedging"
     (c) Section 1530, "Comprehensive Income"
     (d) Section 3251, "Equity"

     These new standards have been adopted on a prospective basis with no restatement to prior period comparative balances.

     (a) Section 3855, "Financial Instruments - Recognition and Measurement"

     This standard sets out criteria for the recognition and measurement of financial instruments and requires that all financial instruments within its scope, including derivatives, are to be included on the Company's balance sheet and measured either at fair value or, when fair value may not be considered most relevant, at cost or amortized cost in certain circumstances.
Changes in fair value are to be recognized in the statements of operations and comprehensive income.
     All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As part of the transitional provisions within this section, the Company's outstanding financial assets and liabilities at the effective date of adoption have been recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair value of assets and liabilities prior to January 1, 2007 have been recognized by adjusting opening accumulated other comprehensive income (loss).
     Financial assets are classified as: loans and receivables, held-to maturity investments, available-for-sale, or as held-for-trading. Financial liabilities are classified as either held-for-trading or other financial liabilities. Initial classification of the Company's financial instruments affects their initial and subsequent measurement as well as subsequent recognition of changes in the value of these instruments. Classification of the Company's financial instruments is outlined in the table below.
     Loans and receivables, held-to-maturity investments, and other financial liabilities are initially measured at fair value; measurement of these items in subsequent reporting periods is at amortized cost. Gains and losses associated with measurement in subsequent reporting periods are recognized in net earnings.
     Available-for-sale financial assets are initially measured at fair value;
measurement in subsequent reporting periods is also at fair value. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.

     Held-for-trading financial instruments are initially measured and subsequently measured at fair value. Subsequent to initial measurement, all gains and losses are included in net earnings in the period in which they arise.
     Derivative financial instruments are classified as held-for-trading; as such, they are measured at fair value, even when they are part of a hedging relationship. All gains and losses are recognized immediately in net earnings in the period in which they arise.

     In accordance with this new standard, the Company has classified its financial instruments as follows:

     <<
                                            2007                  2006
                                   Carrying   Estimated  Carrying   Estimated
                                      Value  Fair Value     Value  Fair Value
     -------------------------------------------------------------------------
     Loans and Receivables
       Accounts receivable(1)         6,698       6,698     1,824       1,824
       Restricted promissory note    81,606      81,606    55,982      55,982
     Available-for-sale financial
      assets
       Investments                    1,140       1,140     1,428       1,891
     Held-for-trading
       Cash and cash equivalents(1)   2,628       2,628     5,331       5,331
       Reclamation deposits(1)        2,389       2,389     2,270       2,270
     Other financial liabilities
       Demand Loans(1)                6,015       6,015     8,000       8,000
       Payables and Accrued
        Liabilities(1)                8,536       8,536     6,910       6,910

     (1) Due to the nature and/or short maturity of these financial instruments, carrying value approximated fair value
     >>

     The Company's investment in various equities has been classified as available-for-sale securities and recorded at fair value in the Company's
Consolidated Balance Sheet. In accordance with transitional provisions of this
Section, the Company recorded the following adjustments as at January 1, 2007:
an increase to investments of $463,000 and an increase to accumulated other comprehensive income of $463,000.

     (b)  Section 3865, "Hedging"

     This standard outlines the circumstances under which hedge accounting is permissible and how it may be applied. As the Company did not have any foreign currency or gold hedges outstanding as at January 1, 2007 or December 31,
2007, Section 3865 had no impact on the Company's financial statements.

     (c) Section 1530, "Comprehensive Income"

     Comprehensive income is the change in shareholders' equity that occurs during an accounting period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings, to be presented in other comprehensive income ("OCI") until it is considered appropriate to recognize in net earnings. This standard requires the presentation of comprehensive income and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

     Note 2 - Shrinkage Stope Platform Costs

     Shrinkage stope platform costs represent ore that is being used to gain access to further ore. This ore is expected to be processed in the following
12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

     Note 3 - Investments

     The Company has investments in various Canadian equities; these investments have been classified as available-for-sale securities, in accordance with Handbook Section 3855, Financial Instruments. In accordance with transitional guidance, the Company adjusted the value of these investments as at January 1, 2007 to their fair value. Measurement in subsequent reporting periods is also at fair value. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.

     <<
                                                          2007        2006
                                                       Fair Value  Book Value
     -------------------------------------------------------------------------

     Available-for-sale securities                      $   1,140  $    1,428
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                                Mark-to-market loss in OCI
                                                           2007
                                                            Three      Twelve
                                                           Months      Months
                                             Fair Value     Ended       Ended
     -------------------------------------------------------------------------

     Available-for-sale securities           $    1,140 $     (52) $     (751)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                                            2006
                                                                      Transi-
                                                             Book      tional
                                             Fair Value     Value  Adjustment
     -------------------------------------------------------------------------

     Available-for-sale securities           $    1,891 $   1,428  $      463
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     By holding these long-term investments, the Company is exposed to various risk factors including market price risk and liquidity risk.
     >>

     Note 4 - Restricted Promissory Notes and Royalty Obligations

     a) In December 2007, the Company entered into a Royalty Agreement ("2007
Agreement") with Red Mile Resources No. 11 Limited Partnership ("Red Mile
No. 11") whereby the Company sold a "Royalty" on a portion of the gold production at its Seabee mine; this agreement lasts the shorter of 10 years or life of the Seabee mine. The Company received cash of $28,956,250 which included royalty income of $25,625,000, indemnity fees of $1,355,382 and interest income of $1,975,868.
     Under the terms of the 2007 Agreement, the Company is required to make
Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $35.17 to $147.05 per ounce over the term of the 2007
Agreement. In addition, the Company granted Red Mile No. 11 a Net Profits
Interest (NPI) of 3.50%, 3.70% or 3.90% in years 2013 through 2017, payable only if each day's price of gold in any of those calendar years is equal to or greater than CDN $1,250, $1,500 or $1,675 per ounce, respectively.
     $25,625,000 of the cash received was placed with a financial institution;
in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 7%, payable annually, and matures on
February 16, 2017. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments.
     Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 11, effectively terminating the 2007 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2007 Agreement.
     On the balance sheet, the royalty received from Red Mile is included in
"Royalty Obligation". These amounts are treated as debt and attract interest which is included in interest expense. The indemnity fee and interest income of $1,355,382 and $1,975,868 received by the Company are included in "Deferred
Revenue" on the balance sheet and recognized in income as earned over the life of the 2007 Agreement.

     b) In accordance with AcG 15 - "Consolidation of Variable Interest
Entities" and EIC 157 - "Implicit Variable Interests under AcG 15",the Company has determined that this and previous Red Mile Limited Partnerships are variable interest entities for which the Company holds variable interests.
However, as the Company is not the primary beneficiary under these arrangements, it is not required to consolidate these entities.

     c) The Company has entered into similar transactions during the years of
2006, 2005 and 2004. The following supplemental schedules present the effects of the Red Mile agreements on the Restricted Promissory Note and Royalty
Obligation balances reported in the Company's balance sheet:

     <<
     Supplemental Restricted Promissory Note Schedule

                                     2007        2006
     -------------------------------------------------
     Balance, beginning of year  $ 55,982    $ 20,982
     Additions                     25,624      35,000
     -------------------------------------------------
     Balance, end of year        $ 81,606    $ 55,982
     -------------------------------------------------
     -------------------------------------------------

     Supplemental Royalty Obligation Schedule

                                     2007        2006
     -------------------------------------------------
     Balance, beginning of year  $ 56,496    $ 21,112
     Additions                     26,283      35,384
     -------------------------------------------------
     Balance, end of year        $ 82,779    $ 56,496
     -------------------------------------------------
     -------------------------------------------------

     Note 5 - Demand Loans
                                                             2007        2006
     -------------------------------------------------------------------------

     Demand loan, repayable in monthly payments of
      $ 96,514 including interest at 5.99%, due
      February 2010                                      $  2,348   $   3,300

     Demand loan, repayable in monthly payments of
      $83,333 plus interest at prime plus 1.5%, due
      August 2011                                           3,667       4,700
     -------------------------------------------------------------------------
                                                         $  6,015   $   8,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil and natural gas assets in Alberta.
     >>

     Note 6 - Share Capital

     At December 31, 2007 there were 96,997,397 common shares outstanding.

     a) Issue of shares

     In November 2007, the Company entered into a flow-through share agreement for the issue of 3,783,784 common shares at a price of $1.85 per share for proceeds of $7,000,000. The company is required to expend $7,000,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act
(Canada) prior to December 31, 2008.
     In April 2007, the Company completed a financing for the issue of
12,500,000 common shares at a price of $1.60 per share for gross proceeds of
$20,000,000. In addition, an over-allotment option to purchase an additional
1,875,000 common shares at a price of $1.60 for gross proceeds of $3,000,000 was exercised. This resulted in a total of 14,375,000 common shares issued at a price of $1.60 for total gross proceeds of $23,000,000.
     During the period ended December 31, 2007, the Company also issued
122,000, 270,000 and 2,174,000 common shares pursuant to the Company's
Employee Share Purchase Plan, Stock Option Incentive Plan and warrants exercised pursuant to a June 2005 private placement, respectively.

     b) Stock Option Incentive Plan

     The Company has established a share option plan under which options may be granted to directors, officers, key employees and consultants to purchase up to an aggregate of 9% of the issued and outstanding common shares. Options granted have an exercise price of the prior day's closing price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest over three years and expire ten years from the date of the grant of the option.
     For options outstanding at December 31, 2007 weighted average exercise prices are as follows:

     <<
                                              Average                 Average
                                     2007       Price        2006       Price
     -------------------------------------------------------------------------
       Beginning of period      3,380,000   $    1.17   2,755,000   $    1.11
       Options granted            925,000        1.63     965,000        1.35
       Options exercised         (270,000)       0.81    (230,000)       0.74
       Options lapsed            (398,333)       1.64    (110,000)       2.13
     -------------------------------------------------------------------------
       End of period            3,636,667   $    1.27   3,380,000   $    1.17
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     For options outstanding at December 31, 2007, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

                                                         Weighted    Weighted
                                                          Average     Average
       Option Price                                      Exercise   Remaining
        Per Share                              Number       Price        Life
     -------------------------------------------------------------------------
       $0.53-$0.96                            741,000   $    0.63  4.77 years
       $1.05-$1.47                          1,712,333        1.26  4.11 years
       $1.54-$2.10                          1,183,334        1.68  8.58 years
     -------------------------------------------------------------------------
                                            3,636,667   $    1.27  5.70 years
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The fair value of stock options issued in the period was estimated using the Black-Scholes option pricing model with assumptions of six year weighted average expected option life, no expected forfeiture rate, 46.65% to 59.88%
volatility and interest rates ranging from 3.96% to 4.70%. For the period ended December 31, 2007, the compensation cost recorded in respect of stock options issued was $592,000 (December 31, 2006 - $523,000).

     Note 7 - Income taxes

     The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company estimates the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. Because the Company has unrecorded loss carryforwards and tax pools in excess of book value, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $1.7 million (2006 -
$2.7 million).

     Note 8 - Comparative Figures

     Certain prior period balances have been reclassified to conform to the current year's financial statement presentation.

     Note 9 - Segmented Information

     The Company has two reportable industry segments: (1) gold mining and (2)
oil, natural gas liquids and natural gas production. These segments are differentiated by differences in end products. All assets within the Company's reportable segments are located in Canada. The Company's producing gold mine, the Seabee mine, is located in northern Saskatchewan. Mineral exploration properties are located in Saskatchewan, Manitoba and Ontario. The Company's oil and natural gas assets are located in Alberta and Saskatchewan.

     <<
                                     Three Months Ended December 31, 2007
     -------------------------------------------------------------------------
                                                  Oil
                                            & Natural
                                     Gold         Gas  All Others       Total
     -------------------------------------------------------------------------
       Revenue                  $  11,015   $   2,383   $       -   $  13,398
       Crown royalties                  -        (408)          -        (408)
       Overriding royalties             -      (1,070)          -      (1,070)
     -------------------------------------------------------------------------
       Net Revenue                 11,015         905           -      11,920
       Operating expense            8,661         697           -       9,358
       Depreciation, depletion
        and accretion               2,336         272           -       2,608

       Write-down of mineral
        properties                    583           -           -         583
       Non-segmented loss               -           -       1,149       1,149
     -------------------------------------------------------------------------
       Net loss                 $    (565)        (64)  $  (1,149)  $  (1,778)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                     Three Months Ended December 31, 2006
     -------------------------------------------------------------------------
                                                  Oil
                                            & Natural
                                     Gold         Gas  All Others       Total
     -------------------------------------------------------------------------
       Revenue                  $   7,538   $   1,954   $       -   $   9,492
       Crown Royalties                  -        (371)          -        (371)
       Alberta Royalty Tax Credit       -         125           -         125
       Overriding royalties             -        (955)          -        (955)
     -------------------------------------------------------------------------
       Net Revenue                  7,538         753           -       8,291
       Operating expense            5,688         715           -       6,403
       Depreciation, depletion
        and accretion               2,295         260           -       2,555
       Write-down of mineral
        properties                    155           -           -         155
       Non-segmented income             -           -        (419)       (419)
     -------------------------------------------------------------------------
       Net earnings (loss)      $    (600)  $    (222)  $     419   $    (403)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                          Year Ended December 31, 2007
     -------------------------------------------------------------------------
                                                  Oil
                                            & Natural
                                     Gold         Gas  All Others       Total
     -------------------------------------------------------------------------
       Revenue                  $  29,922   $   9,029   $       -   $  38,951
       Crown royalties                  -      (1,720)          -      (1,720)
       Overriding royalties             -      (4,283)          -      (4,283)
     -------------------------------------------------------------------------
       Net Revenue                 29,922       3,026           -      32,948
       Operating expense           25,311       2,384           -      27,695
       Depreciation, depletion
        and accretion               8,308         968           -       9,276
       Write-down of mineral
        properties                    583           -           -         583
       Non-segmented loss               -           -       2,361       2,361
     -------------------------------------------------------------------------
        Net loss                $  (4,280)       (326)  $  (2,361)  $  (6,967)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                          Year Ended December 31, 2006
     -------------------------------------------------------------------------
                                                Oil &
                                              Natural
                                     Gold         Gas  All Others       Total
     -------------------------------------------------------------------------
       Revenue                  $  32,495   $   8,893   $       -   $  41,388
       Crown Royalties                  -      (1,979)          -      (1,979)
       Alberta Royalty Tax
        Credit                          -         500           -         500
       Overriding royalties             -      (4,230)          -      (4,230)
     -------------------------------------------------------------------------

       Net Revenue                 32,495       3,184           -      35,679
       Operating expense           21,296       2,330           -      23,626
       Depreciation, depletion
        and accretion               9,968         729           -      10,697
       Write-down of mineral
        properties                    155                                 155
       Non-segmented income             -           -      (5,221)     (5,221)
     -------------------------------------------------------------------------
       Net earnings             $   1,076   $     125   $   5,221   $   6,422
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Note 10 - Differences from United States Accounting Principles

     These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in
Canada. See Note 21 to the Company's audited consolidated financial statements for the year ended December 31, 2006 for an explanation of the differences between Canadian and US GAAP.

     Note 11 - Subsequent Event

     On March 13, 2008, the Company announced plans to proceed with a non-brokered debenture offering of up to $20 Million (CDN). The debenture offering, which is subject to regulatory approval, will feature a 12%, five year term with monthly interest only payments. Debenture holders will be entitled to warrants in the amount of 10% of the debenture purchase (100 warrants per $1,000 of debentures). Each warrant will entitle the holder to acquire one common share of Claude Resources Inc. at the exercise price of
$2.00 per common share for a period of five years from the date of closing.
The debenture will be secured by a general security in the Company's assets.
The security interest will be subordinated to all Bank debt, including current and future advances.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505 or Rick Johnson, CA, CFO, Phone: (306)
668-7505 or Dwight Percy, Manager Corporate Development and Communications,
Claude Resources Inc., Phone: (306) 668-7501, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 18:29e 17-MAR-08